UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number 001-39750

DOCEBO INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name)

55 York Street – 12th floor
Toronto, Ontario, Canada M5J 1R7
(800) 681-4601
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.1 is incorporated by reference to the registrant's Registration Statement on Form F-10 (File No. 333-251046) and the registrant’s Registration Statement on Form S-8 (File No. 333-251417).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Docebo Inc. Notice of Annual General Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	May 7, 2026	By:		/s/ Brandon Farber
			Name:	Brandon Farber
			Title:	Chief Financial Officer